July 17, 2008
Via Edgar
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549
Re:	Valeant Pharmaceuticals International (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 17, 2008 File Number: 001-11397
Dear Mr. Rosenberg:
I am writing in response to your comment letter (the “Comment Letter”) dated July 2, 2008 on behalf of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). The numbers of the paragraphs below correspond to the numbers of the comments included in the Comment Letter, the text of which has been reproduced below for ease of reference. As and to the extent discussed below, the changes requested by the Staff will be made in the Company’s future filings on Form 10-Q and Form 10-K. As a result, no additional or amended periodic filings are being made at this time. The tables included in the response below include the information for the years ended December 31, 2007 and 2006. The Company will include the corresponding information for the quarter ended June 30, 2008 and the year ending December 31, 2008 in the quarterly report on Form 10-Q and the annual filing on Form 10-K, respectively, when filed.

Form 10-K for the Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Gross Profit Margin (Excluding Amortization), page 40
1.	Comment: Since you appear to have chosen to exclude amortization from cost of goods sold. Please revise this section to disclose the gross profit amounts including amortization.
Response: Historically, the Company has presented gross profit excluding amortization expense. In response to the Staff’s comment, the Company will modify its presentation of gross profit in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in order to present gross profit net of amortization expense. The requested revised disclosure in annual filings on Form 10-K (beginning with the annual filing on Form 10-K for the year ending December 31, 2008) would read as follows (with the information for the year ending December 31, 2008 to be included when the report is filed):
Gross Profit Margin: Gross profit margin was impacted in 2007 by increases in reserves for returns and discounts in Mexico. The following table sets forth a summary of gross profit by segment, both excluding and including amortization (discussed below), for the years ended December 31, 2007 and 2006 (dollar amounts in thousands):

			Increase
	Year Ended December 31,		(Decrease)
	2007	2006	07/06
Gross Profits (Specialty Pharmaceuticals Only
Excluding Amortization Expense
North America	$232,654	$220,834	5%
% of product sales	84%	84%
International	133,656	161,970	(17%)
% of product sales	66%	68%
EMEA	186,366	160,617	16%
% of product sales	61%	58%

Consolidated Gross Profits	552,676	543,421	2%

% of product sales	70%	70%

Amortization
North America	32,155	26,449	22%
International	11,558	11,633	(1%)
EMEA	16,515	14,658	13%

Total Amortization (Specialty Pharmaceuticals Only)	60,228	52,740	14%

Gross Profits
Net of Amortization Expense
North America	200,499	194,385	3%
% of product sales	72%	70%
International	122,098	150,337	(19%)
% of product sales	61%	75%
EMEA	169,851	145,959	16%
% of product sales	55%	47%

Consolidated Gross Profits	$492,448	$490,681	0%

% of product sales	63%	63%
The revised disclosures for future quarterly filings on Form 10-Q (beginning with the Form 10-Q for the quarter ended June 30, 2008) would read as follows (with the information for the quarter ended June 30, 2008 to be included when the report is filed):
Gross Profit Margin: Gross profit margin on product sales, net of amortization, was [___]% for the three and six months ended June 30, 2008, compared with 64% for the three and six months ended June 30, 2007. Gross profit margin on product sales (excluding amortization) was [___]% for the three and six months ended June 30, 2008, compared with 71% and 72% for the three months and six months ended June 30, 2007, respectively.

Critical Accounting Estimates
Revenue Recognition, page 53
2.	Comment: To the extent that the adjustments to the prior period estimates of rebates, discounts, returns and incentives have been material individually or in aggregate to your income (loss) from continuing operations before income taxes and minority interest, revise your disclosure to include the following information:
a) The reasonably likely changes to the estimates or other type of sensitivity analysis;
b) A roll forward of the liability for each estimate for each period presented showing the following:
•	Beginning balance,
•	Current provision related to sales made in current period,
•	Current provision related to sales made in prior periods,
•	Actual returns or credits in current period related to sales made in prior periods, and
•	Ending balance.
c) Discussion of the amount and reason for the changes in the prior period estimates.
Response: In response to subsection (a) of the Staff’s comment, the Company will include the requested sensitivity analysis in its future annual and quarterly filings on Forms 10-K and 10-Q (beginning with the quarter ended June 30, 2008). The requested additional disclosure would read as follows:
On a quarterly basis, adjustments to our estimated liabilities for sales rebates and other incentive programs related to sales made in prior periods have not been material and have generally been less than 5% of consolidated product net sales. An adjustment to our estimated liabilities of 5% of consolidated product net sales on a quarterly basis would result in an increase or decrease to net sales and earnings before income taxes of approximately $8 million to $10 million.
In response to subsection (b) of the Staff’s comment, the Company will also include a new table in its future annual filings on Form 10-K (beginning with the Form 10-K for the year ending December 31, 2008). The table will set forth the requested roll forward information for the Company’s liability for returns and aggregate liability for other deductions from gross revenue (i.e., rebates, discounts, and incentives). The additional requested disclosure would read as follows, with the information for the year ending December 31, 2008 to be included in the filing.
The following table sets forth a summary of the Company’s roll forward of the liability for sales returns and other sales deductions (rebates, discounts, and incentives) for the years ended December 31, 2007 and 2006 (in thousands):

		Current Provision
	Balance at	Related to Current	Credits and	Adjustments to	Balance at End
	Beginning of Year	Period Sales	Payments	Prior Years	of Year
Year ended December 31, 2007
Sales Return Accruals	$31,001	$25,572	$(22,707)	$2,841	$36,707

Other Sales Deduction Accruals	$31,641	$74,531	$(74,495)	$(1,402)	$30,275

Year ended December 31, 2006
Sales Return Accruals	$21,338	$17,541	$(15,281)	$7,403	$31,001

Other Sales Deduction Accruals	$27,306	$73,048	$(68,942)	$229	$31,641

In response to subsection (c) of the Staff’s comment, the Company will include explanations of significant historical adjustments in future annual filings on Form 10-K (beginning with the Form 10-K for the year ending December 31, 2008). The additional requested disclosure will read as follows, with the information for the year ending December 31, 2008 to be included when it is available:
Revenues are recorded net of provisions for sales discounts and returns, which are established at the time of sale. Adjustments are recorded when significant events or trends result in a change to the estimated provisions. In the years ended December 31, 2007 and 2006, the Company recorded adjustments to prior year sales return provisions of $2,841,000 and $7,403,000, respectively, which included adjustments due to changes in historical return patterns.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
3. Restructuring, page 81
3.	Comment: Please revise your disclosure to clarify how you account for a liability for costs associated with an exit or disposal activity and the applicable accounting literature.
Response: In response to the Staff’s comment, the Company will include the requested explanatory narrative in its restructuring charges footnote in future quarterly and annual filings on Forms 10-Q and 10-K (beginning with the quarter ended June 30, 2008). The requested additional disclosure would read as follows:
The Company’s restructuring charges have included severance costs, contract cancellation costs, the abandonment of capitalized assets such as software systems, the impairment of manufacturing and research facilities, and other associated costs, including legal and professional costs. The Company has accounted for statutory and contractual severance obligations when they are estimable and probable, pursuant to SFAS No. 112, Employers’ Accounting for Postemployment Benefits. For one-time severance arrangements, the Company has applied the methodology defined in paragraphs 8-13 of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146). Pursuant to these requirements, these benefits are detailed in an approved severance plan, which is specific as to number, position, location, and timing. In addition, the benefits are communicated in specific detail to affected employees and it is unlikely that the plan will change when the costs are recorded. If service requirements exceed a minimum retention period, the costs are spread over the service period, otherwise they are recognized when they are communicated to the employees. Contract cancellation costs are recorded in accordance with paragraphs 14-16 of SFAS 146. The Company has followed the requirements of SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (SFAS 144), in recognizing the abandonment of capitalized assets such as software and the impairment of manufacturing and research facilities. For a further description of the accounting for impairment of long-lived assets under SFAS 144, see Note 1, Organization and Summary of Significant Accounting Policies. Other associated costs, such as legal and professional fees, have been expensed as incurred, pursuant to paragraph 17 of SFAS 146.

6. Income Taxes, page 89
4.	Comment: Please revise your disclosure to explain the fluctuations in the foreign tax rates during the periods presented. Also explain what you mean by “insufficient objective evidence” in recording valuation allowances and how this complies with paragraph 17(e) of SFAS 109.
Response: In response to the Staff’s comment, the Company will include the requested explanatory disclosure in its future annual filings on Form 10-K (beginning with Form 10-K for the year ending December 31, 2008). The requested additional disclosure would read as follows, with the information for the year ending December 31, 2008 to be included in the filing.
Our effective tax rates for the years ended December 31, 2007 and 2006 were significantly affected by recording valuation allowances to recognize the uncertainty of realizing the benefits of net operating losses and credits in the United States and foreign locations. Our foreign effective tax rates were also affected by fluctuations in pre-tax losses in low tax rate jurisdictions (primarily Puerto Rico and Singapore) which caused significant fluctuations in the overall foreign effective tax rates. The combined losses for Puerto Rico and Singapore for the years ended December 31, 2007 and 2006 were $14,995,000 and $48,105,000, respectively.
Pursuant to paragraph 17(e) of SFAS 109, the valuation allowances were recorded because the Company determined that it was not more likely than not that such net operating losses and credits could be utilized. Ultimate realization of the benefit of these deferred tax assets is dependent upon the Company generating sufficient taxable income in the United States and other locations prior to their expiration. Given the Company’s history of pre-tax losses and the inherent uncertainties in forecasting future profitability resulting from the successful commercialization of product candidates, the Company determined, pursuant to paragraphs 23, 24 and 25 of SFAS 109, that these forecasts were insufficient objective evidence of future taxable income.
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In addition to the responses above, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above response and the related revisions will be acceptable to the Staff. Please do not hesitate to call me at (949) 461-6024 with any questions regarding this letter. We thank you for your time and attention.

Sincerely,
/s/ Peter J. Blott
Peter J. Blott
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission, Division of Corporation Finance
Ms. Keira Ino, Staff Accountant
Mr. Don Abbott, Senior Staff Accountant

Valeant Pharmaceuticals International
J. Michael Pearson, Chairman and Chief Executive Officer
Philip Loberg, Senior Vice President and Group Financial Controller
Steve Min, Esq., Executive Vice President and General Counsel

Cooley Godward Kronish LLP
D. Bradley Peck, Esq.
Charles S. Kim, Esq.